Exhibit 99.1

Scotiabank announces Brian J. Porter's retirement, names Scott Thomson as President and Chief Executive Officer

TORONTO, Sept. 26, 2022 /CNW/ - Scotiabank today announced Brian Porter's decision to retire as President and Chief Executive Officer, effective January 31, 2023. With this announcement, Scotiabank's Board of Directors has appointed Scott Thomson as CEO of Scotiabank, effective February 1, 2023. Mr. Thomson is currently President and CEO of Finning International Inc. and has been a member of the Scotiabank Board since 2016. Mr. Thomson will initially serve as President, effective December 1, 2022, with responsibility for the Bank's business lines: Canadian Banking, Global Banking and Markets, Global Wealth Management, and International Banking. To support the transition, Mr. Porter will become a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

Scott Thomson (L) and Brian J. Porter (R) (CNW Group/Scotiabank)

"Brian Porter has been a forward-looking leader who has made bold, strategic decisions that have repositioned the Bank, while growing assets to $1.3 trillion from $744 billion. He refocused the Bank's geographic and business priorities and redeployed capital into businesses with greater growth opportunities, while exiting non-core markets," said Aaron Regent, Chair of the Board for Scotiabank. "During his tenure as CEO, the Global Wealth Management business has more than doubled in size, now ranking #2 by assets in the Canadian retail mutual fund industry; our International Banking business is now focused on fewer, larger markets that offer higher growth potential; and the Global Banking and Markets business, inclusive of the Bank's international wholesale business, has consistently been second largest by profitability among domestic peers. Moreover, the Canadian Banking business has been re-energized, profitably growing market share in key product segments. Throughout, Brian led the Bank's comprehensive digital transformation, creating efficiencies for shareholders and employees, and delivering a superior customer experience. These strategic investments have resulted in a well-diversified Bank that is strongly positioned for sustained future growth."

"Brian's focused stewardship through challenging macroeconomic environments and through the global pandemic, has resulted in outstanding employee engagement, customer satisfaction and brand equity, leading the Bank to win multiple industry awards including Bank of the Year in Canada for three consecutive years. As well, Scotiabank has been recognized for its leadership in Environmental, Social and Governance (ESG) and was named Best Bank in Canada for leadership in sustainable finance in 2022," continued Mr. Regent. "On behalf of the Board, I want to thank Brian for his tremendous contributions over his multi-decade career at the Bank, and most importantly, for his leadership as our CEO over the last nine years."

"I have always believed that banking is a calling and serving this enduring, 190-year-old institution as President and CEO has been the honour of my lifetime," said Brian Porter, President and CEO of Scotiabank. "I leave the Bank with the same sense of optimism that marked the start of my time in this role. I am confident that Scott Thomson will guide the Bank through the next phase of its growth and development. He is a results-driven and proven leader who executes with purpose and shares values that are aligned with those of the Bank. I have every confidence he will lead the Bank exceedingly well."

Mr. Thomson is retiring as President and CEO of Finning International Inc., effective November 15, 2022, after nine years leading the world's largest dealer of Caterpillar equipment and engines across diverse industries in the Americas and Europe. As CEO of Finning, Mr. Thomson led the company through challenging market conditions, yet significantly improved the business' earnings capacity and drove increased return on invested capital in all business units, particularly in Latin America. Mr. Thomson's career has spanned a wide variety of industries including financial services, telecom, natural resources, and industrial services internationally, providing a strong perspective on opportunities and challenges for the Bank's diverse customer base.

"The Board congratulates Scott Thomson on his appointment as Scotiabank's next CEO. Scott is an exceptional leader and a seasoned CEO with a history of delivering results across the Americas and in international markets through a strong focus on operational excellence, talent development, and digital transformation, and a proven track record in effective capital allocation and investments in strategic capabilities. He successfully led large organizations in challenging and complex macroeconomic environments, including providing tremendous leadership at Finning throughout the COVID-19 pandemic," said Mr. Regent. "Scott brings a strong commitment to accelerating the Bank's customer focus, digital capabilities, and ESG priorities. As a Board member of Scotiabank since 2016, Scott has a comprehensive understanding of the Bank's strategy, operations, management team, risk appetite, culture, and drivers of growth. The Board is confident that Scott is the right leader to build on the Bank's strengths and commitment to delivering for its customers, employees, shareholders and communities."

"Scotiabank has delivered strong performance and steady growth thanks to Brian's long-term vision and strategic investments in people, processes, technology and products. His contributions will continue to benefit the Bank for many years to come," said Scott Thomson, Incoming President and CEO of Scotiabank. "I am incredibly honoured and energized to be joining and leading the Bank's world-class leadership team. During my six years on Scotiabank's Board, I have had the opportunity to see first-hand the incredible potential of this organization, and the dedication and skill of its people. I share their commitment to building an inclusive and sustainable future for all the Bank's stakeholders at a time when our customers, shareholders and communities around the world need us most."

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.3 trillion (as at July 31, 2022), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

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SOURCE Scotiabank

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For further information: For media enquiries only: Patricia Hsiung, patricia.hsiung@scotiabank.com

CO: Scotiabank

CNW 07:15e 26-SEP-22